BRIDGEWATER JAMES LIMITED, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	85,010
Other Receivables		296
Prepaid expenses		6,506
Security deposits		3,700
Equipment, net		2,330
Total assets	$	97,842
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	11,650
Member's equity		86,192
Total liabilities and member's equity	$	97,842

See Accompanying Notes to Financial Statements